

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

February 14, 2008

Mr. Enzo Taddei
Chief Financial Officer
Logica Holdings, Inc.
82 Avenue Road
Toronto, Ontario M5R 2H2, Canada

> **Re**:   **Logica Holdings, Inc.**
> **Form 10-KSB for the Year Ended December 31, 2006**
> **Filed May 15, 2007**
>
> **Form 10-QSB for the Quarter Ended September 30, 2007**
> **File No. 0-50621**

Dear Mr. Taddei:

We have reviewed your supplemental response letter dated January 24, 2008, as well as your filings and have the following comments. As noted in our comment letter dated September 20, 2007, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 10-Q for the Nine Months Ended September 30, 2007

Balance Sheet as of September 30, 2007

1.   We note your responses to our prior comments 1 and 2 set forth in our letter dated January 8, 2008 as well as the information you provided in the amended 8-K/A filed January 24, 2008. As communicated to you in our conference call today, please provide us with roll-forward schedules for the period from June 30, 2007 through September 30, 2007 for the following accounts:

- Common Share Capital;
- Additional Paid-in-Capital;
- Retained Earnings(Loss);
- Comprehensive Loss;
- Property and Equipment;
- Intangible Assets

In your response, please provide as much information as necessary to clarify the nature of each adjustment and entry, so that we can independently obtain a full understanding of how you arrived at the ending balances.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Christy Adams, Staff Accountant, at (202) 551-3363 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/Larry Spirgel
Assistant Director